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Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2015 FOURTH QUARTER AND YEAR END RESULTS, INCREASES DISTRIBUTION AND CONCLUDES STRATEGIC REVIEW

March 2, 2016, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three month period and year ended December 31, 2015, and a 5.7% increase in the monthly distribution to CDN$0.203 per stapled unit, to reflect a targeted annualized distribution of approximately CDN$2.44 per stapled unit.

OPERATING HIGHLIGHTS

Highlights for the three month period ended December 31, 2015, including events subsequent to the quarter, are set out below:

  •
  Rental revenue was up 7.7% in comparison to the fourth quarter of 2014 primarily due to the appreciation of the U.S. dollar relative to the Canadian dollar and the acquisition of two U.S. income-producing properties in December 2014;

  •
  Funds from operations ("FFO")(1) increased 9% to $39.5 million ($0.84 cents per stapled unit) for the fourth quarter of 2015 from the same period last year. The increase was attributable largely to the higher rental revenue as lower general and administrative expenses and current income tax expense were offset by reduced foreign exchange gains;

  •
  Executed leases with two non-Magna tenants for the two recently completed development properties in the United States (Shepherdsville, Kentucky and Bethel Township, Pennsylvania) representing approximately 82% (1.1 million square feet) of the total leaseable area. The annual revenue for these two properties is U.S. $4.2 million; and

  •
  Reduced the vacancy rate to 1.1% from 5% at September 30, 2015.

Additional highlights for the year ended December 31, 2015 include:

  •
  Reduced the concentration of annualized lease payments ("ALP")(3) from Magna International Inc. ("Magna") to 79% from 82% at the beginning of the year;

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  Entered into new leases, renewals or extensions for 16 properties representing approximately 2.8 million square feet and ALP(3) of $15.3 million;

  •
  Sold six non-core properties for total gross proceeds of $16.3 million which represented ALP(3) of $1.4 million;

  •
  Acquired development land in Wroclaw, Poland involving a three phase project. Construction on the first phase is nearly complete for a building that is 38% pre-leased;

  •
  Comparable FFO(2) for the year was up 2.9% from 2014 as a result of increased rental revenue from Granite's acquisition activities, favourable exchange rates and lower interest costs that more than offset the loss of the revenue from the disposal of the Mexican portfolio; and

  •
  A balance sheet leverage ratio(4) of 23%, strong liquidity with cash and an available credit line totaling approximately $350 million and a conservative FFO payout ratio(5) of 68%.

STRATEGIC REVIEW HAS CONCLUDED

Granite also announced that following the consideration of a full range of alternatives by its board of trustees, its review of strategic alternatives has concluded. Supported by advice from its advisors, the trustees

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determined that pursuing Granite's existing strategic objectives was the best course of action for Granite to follow in the current circumstances.

Following the exploration of a potential sale of certain of Granite's assets, in June 2015, the trustees initiated a comprehensive review of all strategic alternatives that could be in the best interests of Granite. Barclays and Brookfield Financial were engaged as financial advisors to assist Granite in the review process.

A number of strategic alternatives were carefully considered including the evaluation of transformational acquisitions, initiating a substantial issuer bid, paying a special distribution to unitholders, the sale of some or all of Granite's special purpose assets to one or more potential acquirers including Magna and maintaining the current strategy. As a result of the process, Granite was also presented with the opportunity to explore the sale of the entire business. Recently, Granite has been in exclusive negotiations with a private equity fund for the entire business, with due diligence nearing completion, but the recent disruption in the credit markets adversely impacted the ability to finance the transaction.

With the strategic review now completed, the trustees will focus on selecting a permanent Chief Executive Officer. In the meantime, Michael Forsayeth will continue in his current role of Chief Financial Officer and Interim Chief Executive Officer; supported by John De Aragon who was recently appointed Chief Operating Officer, Co-Head Global Real Estate and Lorne Kumer who was appointed Executive Vice-President, Co-Head Global Real Estate.

Granite's strategy has been to patiently grow and diversify its asset base through acquisitions and dispositions, optimize its balance sheet leverage and reduce its concentration with Magna. Since initiating the strategy in 2012, this disciplined approach has resulted in:

  •
  The acquisition and development of a modern logistic/distribution portfolio consisting of 17 properties with a current fair value of almost $600 million (6.6 million sq. ft.);

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  The divestiture of 24 non-core properties (including the Mexican portfolio to Magna) for total gross proceeds of $191 million; and

  •
  The reduction in exposure to Magna to 79% of ALP(3) from 97%.

Granite's strategy remains to build a high quality diversified industrial real estate business while reducing Magna concentration through a combination of acquisitions and dispositions. Granite's disciplined and opportunistic approach to acquisitions and development remains unchanged. Management believes that the combination of Granite's strong cash flow and under levered balance sheet provides a solid foundation upon which to successfully achieve these long-term objectives.

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SUMMARIZED OPERATING RESULTS

Granite's results for the three month periods and years ended December 31, 2015 and 2014 are summarized below (all figures are in Canadian dollars):

	Three Months Ended December 31,		Years Ended December 31,
(in thousands, except per unit figures)	2015	2014	2015	2014
Revenues	$54,939	$51,016	$216,299	$207,410

Net income from continuing operations	45,431	21,356	195,540	63,660
Net income from discontinued operations	—	—	—	6,757

Net income	$45,431	$21,356	$195,540	$70,417

Funds from operations ("FFO")(1)	$39,496	$36,246	$158,366	$125,253

Comparable FFO(2)	$39,496	$36,246	$158,366	$153,833

Basic FFO per stapled unit(1)	$0.84	$0.77	$3.37	$2.66

Diluted FFO per stapled unit(1)	$0.84	$0.77	$3.36	$2.66

Basic comparable FFO per stapled unit(2)	$0.84	$0.77	$3.37	$3.27

Diluted comparable FFO per stapled unit(2)	$0.84	$0.77	$3.36	$3.27

Fair value of investment properties(6)			$2,592,386	$2,310,378

Readers are cautioned that certain terms used in this press release such as FFO, comparable FFO, ALP, leverage ratio, FFO payout ratio and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to FFO to arrive at a comparable FFO amount. For the three month periods ended December 31, 2015 and 2014 and the year ended December 31, 2015, there were no such adjustments. Comparable FFO for the year ended December 31, 2014 excludes $28.6 million of early redemption costs associated with the 6.05% unsecured debentures which were due on December 22, 2016 (the "2016 Debentures"). All of the outstanding 2016 Debentures were redeemed on August 5, 2014. As the redemption of unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for the prior period. In the future, other large unusual items that are not expected to be of a recurring nature may also be considered when determining comparable FFO and will be explicitly described and quantified. For a reconciliation of FFO to comparable FFO, please refer to the section titled "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders".

(3)
ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Granite considers ALP to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

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(4)
Leverage ratio is calculated as total debt divided by the fair value of investment properties, expressed as a percentage, and is a supplemental measure widely used by analysts and investors in evaluating the Trust's degree of leverage and the relative strength of its balance sheet.

(5)
FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

(6)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

On June 26, 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has presented the income and expenses associated with the Mexican portfolio as discontinued operations on a retroactive basis to prior reporting periods. Discontinued operations are reported separately from income and expenses from continuing operations in the combined financial statements. Granite's results of operations for the three month periods ended December 31, 2015 and 2014 and the year ended December 31, 2015 were not impacted by discontinued operations.

Three month period ended December 31, 2015

For the three month period ended December 31, 2015, rental revenue increased by $3.9 million to $54.9 million from $51.0 million in the fourth quarter of 2014. The increase in rental revenue was primarily due to the effect of favourable foreign exchange rates and the acquisition of two properties in the United States during the fourth quarter of 2014, partially offset by disposals of income-producing properties.

Granite's net income in the fourth quarter of 2015 was $45.4 million compared to $21.3 million for the fourth quarter of 2014. Net income increased primarily due to the after tax impact of the increase in net fair value gains on investment properties.

FFO for the three month periods ended December 31, 2015 and 2014 was $39.5 million and $36.2 million, respectively. The $3.3 million increase was primarily due to an increase in rental revenue as the decrease in general and administrative expenses and a lower current income tax expense was offset by a reduction in foreign exchange gains and an increase in interest expense.

Year ended December 31, 2015

For the year ended December 31, 2015, rental revenue increased by $8.9 million to $216.3 million from $207.4 million in the prior year. The increase in rental revenue was primarily due to the reasons noted above. For the year ended December 31, 2014, there was $7.1 million in revenue from discontinued operations.

Granite's net income from continuing operations in the year ended December 31, 2015 was $195.5 million compared to $63.7 million reported for the year ended December 31, 2014. Net income from continuing operations increased primarily due to (i) net fair value gains on investment properties of $73.1 million compared to net fair value losses of $51.6 million in the prior year and (ii) the $28.6 million in early redemption costs associated with the 2016 Debentures incurred in 2014, partially offset by a $28.1 million increase in deferred income tax expense.

In the year ended December 31, 2014, Granite completed the disposition of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million). Net income from these discontinued operations was $6.8 million.

Comparable FFO for the years ended December 31, 2015 and 2014 was $158.4 million and $153.8 million, respectively. The increase in comparable FFO is a result of increased rental revenue and lower interest costs that more than offset the reduction in foreign exchange gains and the loss of revenue from the disposal of the Mexican portfolio. In addition, the 2015 operating results included strategic review costs of $2.1 million.

A more detailed discussion of Granite's combined financial results for the three month periods and years ended December 31, 2015 and 2014 is contained in Granite's Management's Discussion and Analysis of

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Results of Operations and Financial Position and the audited combined financial statements for the year ended December 31, 2015 and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three Months Ended December 31,		Years Ended December 31,
(in thousands, except per unit information)	2015	2014	2015	2014
Net income attributable to stapled unitholders	$45,165	$21,454	$193,334	$70,213
Add (deduct):
Fair value losses (gains) on investment properties, net	(11,041)	17,793	(73,082)	51,620
Fair value losses (gains) on financial instruments	262	38	1,760	(177)
Acquisition transaction costs	—	189	—	189
Loss (gain) on sale of investment properties	454	(1,678)	1,413	(1,416)
Current income tax expense associated with the sale of investment properties	—	439	701	1,538
Deferred income tax expense (recovery)	4,486	(1,832)	32,295	4,238
Non-controlling interests relating to the above	170	(157)	1,945	(104)
FFO adjustments related to discontinued operations	—	—	—	(848)

FFO	$39,496	$36,246	$158,366	$125,253

Early redemption costs of unsecured debentures	—	—	—	28,580

Comparable FFO	$39,496	$36,246	$158,366	$153,833

Basic FFO per stapled unit	$0.84	$0.77	$3.37	$2.66

Diluted FFO per stapled unit	$0.84	$0.77	$3.36	$2.66

Basic comparable FFO per stapled unit	$0.84	$0.77	$3.37	$3.27

Diluted comparable FFO per stapled unit	$0.84	$0.77	$3.36	$3.27

Basic number of stapled units outstanding	47,017	47,014	47,017	47,001

Diluted number of stapled units outstanding	47,025	47,091	47,097	47,071

CONFERENCE CALL

Granite will hold a conference call on Thursday, March 3, 2016 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-926-9192. Overseas callers should use +1-416-981-9009. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Financial Officer and Interim Chief Executive Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21805405) and will be available until Monday, March 14, 2016.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million

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square feet in over 95 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Financial Officer and Interim Chief Executive Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics as at December 31, 2015 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2015 dated March 2, 2016, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2015, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 99.1
GRANITE ANNOUNCES 2015 FOURTH QUARTER AND YEAR END RESULTS, INCREASES DISTRIBUTION AND CONCLUDES STRATEGIC REVIEW